Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-1 of our report dated August 8, 2025, with respect to our audits of the consolidated balance sheets of Marwynn Holdings Inc. as of April 30, 2025 and 2024, and related consolidated statements of operations, changes in stockholders’ equity and cash flows for each of the years in the two-year period ended of April 30, 2025, and the related notes (collectively referred to as the “consolidated financial statements”), as included in the Company’s 2025 Form 10-K annual report filed August 8, 2025. We also consent to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Golden Eagle CPAs LLC

Bedminster, New Jersey

November 24, 2025